Marsh Affinity Group Services a service of Seabury & Smith, Inc.. P.O. Box 14521 Des Moines, IA 50306-4521

DATE of ISSUE: September 3, 2008

CONDITIONAL BINDER		NO: 6214343

INSURED		Chanticleer Holdings, Inc.
INSURED BY :	ANNUAL PREMIUM	EFFECTIVE DATE
National Union Fire Insurance Company of Pittsburgh, PA	$775	08/15/2008 12:01 AM

Insuring Agreement		Deductible
	Limit
A	$175,000	$0

This Binder shall expire and be of no further force or effect on the earlier of the Binder Expiration date stated below or the date of issuance of said “policy”.

If premium payment is not received prior to the expiration date of this binder, the binder is null and void and coverage will be cancelled back to the effective date of this binder.

BINDER EXPIRATION DATE: 9/15/2008

Authorized Agent Signature

CHANTICLEER HOLDINGS, LTD.
(a Delaware corporation)

Statement of Unanimous Consent in Lieu of Meeting

of

Board Of Directors

April 1, 2008

This STATEMENT OF UNANIMOUS CONSENT IN LIEU OF MEETING OF BOARD OF DIRECTORS when executed by the Directors of Chanticleer Holdings, Ltd., a Delaware corporation (the “Corporation”) will become effective as of the 1st day of April 2007; and will have the same force and effect as if such Directors were present and acting at a meeting duly noticed and held for the purpose of adopting the Resolutions and taking the corporate action hereinafter set forth. The undersigned, acting pursuant to Section 141(f) of Delaware General Corporation Law, being all of the directors of the Corporation, hereby adopt the following resolutions and certify that the resolutions are true, correct and properly adopted by unanimous consent, which consent is evidenced by the acceptance and subscription by each board member following below:

ACCEPTANCE OF BOND AND AUTHORIZATION TO PUBLISH TO SECURITIES AND EXCHANGE COMMISSION

WHEREAS, the Corporation is required under Rule 17g-1a of the Investment Company Act of 1940 (“Rule 17g”) to obtain a bond, which bond must be for an amount specified in Rule 17g and the Corporation has made inquiry and applications and obtained such bond in the form attached hereto;

WHEREAS, such bond, its form and the reasonable amount thereof, shall all be approved by a majority of the “disinterested” directors of the Corporation but this unanimous consent shall constitute such approval as all disinterested directors join herein; and

WHEREAS, Rule 17g requires filing of notice of the bond and other notices to the members of the board of directors and to the Securities and Exchange Commission.

BE IT RESOLVED, that the Corporation does accept the recommendations of all of the independent board members who are subscribed below and, by their signatures affirm that they have recommended the form, amount and issuer of the bond as appropriate and in conformity with Rule 17g;

BE IT FURTHER RESOLVED, that the Corporation does accept the bond and shall pay for the premium due for such bond, upon the recommendation of all of the independent board members who are subscribed below and, by their signatures affirm that they have recommended same; and

BE IT FURTHER RESOLVED, that the President and the Secretary of the Corporation be, and each of them hereby is, authorized to execute and deliver a copy of this resolution to the Securities and Exchange Commission in such manner and with a statement signed by one of them confirming that the bond attached to this resolution is a true and correct copy and that the premiums for said bond have been paid through the period indicated and to do all other acts and things to effectuate the intent of the foregoing resolution.

The undersigned certify that they constitute the Board of Directors of the Corporation. Executed and Dated as of the 1st day of April 2008.

/s/ Michael Carroll	/s/ Paul Moskowitz
_____________________________	______________________________
Michael Carroll, Independent Director	Paul I. Moskowitz, Independent Director

/s/ Brian Corbmann	/s/ Michael D. Pruitt
_____________________________	______________________________
Brian Corbman, Independent Director	Michael D. Pruitt, CEO and Director

Chanticleer Holdings, Inc.
4201 Congress Street, Suite 145
Charlotte, NC 28209

April 1, 2008

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Investment Management Division

To Whom It May Concern:

Attached is a true and correct copy of that certain fidelity bond obtained by this investment company in conformity with the requirements under Rule 17g of the Investment Company Act of 1940 together with a copy of the resolution of the Board of Directors for this investment company. As the attached indicates, the obtaining of the bond, its form and amount and the payment for same were all carried out on the recommendation of ALL of the independent board members and, by their signatures to the resolution, the independent board members affirm this fact.

The fidelity bond is not a “joint bond” for purposes of Rule 17g.

The bond has been paid for in full for the period through and including September 15, 2008.

Respectfully submitted,

/s/ Michael Pruitt
Michael Pruitt
Chief Executive Officer